SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                              11 August 2006

                                                         SkyePharma PLC

                                        Statement Regarding Recent Share Price Movement

LONDON,  UK, 11 August 2006 --  SkyePharma  PLC (Nasdaq:  SKYE;  LSE: SKP) notes the recent  decline in the  Company's  share price and confirms that it is not aware of any fundamental reason for this decline.

Frank Condella,  SkyePharma's  Chief  Executive  Officer,  said: "We are  disappointed by the fall in our share price over the past few weeks.  We are  continuing  our efforts to deliver on the  strategy  outlined  earlier this year to divest our  injectable  unit and to out-license  Flutiform™ outside the US and we remain confident that we will be able to achieve these objectives.  We are pleased by the support of our major shareholders who have maintained their shareholdings during this period."

Earlier this year the Board decided to divest the  injectables  unit, a stand-alone  operation  with its own  management  team, R&D and manufacture in San Diego.  UBS, the investment  bank appointed for this disposal,  is managing the process.  Discussions are continuing with interested parties and also with certain companies that have expressed an interest in  DepoBupivacaine™  alone or in other assets.
The Company is progressing with several  options,  all of which are geared towards bringing in cash and reducing the ongoing cash burn.
The Company continues to expect to complete a transaction before the end of the year.

For key pipeline  products,  the Phase III trials of Flutiform™ are  proceeding and remain on track for the Company's  target of filing this key product with the US Food & Drug  Administration  ("FDA") in the second half of 2007.  SkyePharma notes the recent FDA approval of  AstraZeneca's  combination  asthma  product  Symbicort®  and is  encouraged  by the speed with which this  product was reviewed and approved,  increasing  confidence that the Company's previous expectation of a US market launch for Flutiform™ in 2009 is reasonable or possibly  conservative.  Having now  appointed Kos  Pharmaceuticals  as the licensee for  Flutiform™  in the US market,  the Company is engaged in late-stage negotiations for other key markets.

With its  partner  Novartis,  the  Company  has  successfully  completed  modifications  to its dry  powder  inhaler  device to prevent mishandling  that it is hoped will allow  Foradil®  Certihaler™  to be returned  to the market in Europe and to obtain  approval in the
USA. The modified product is currently being reviewed by the FDA and a decision is expected before the end of the year.

In addition to the above, the Company is cognisant of the longer term requirement to grow the business.  Besides Flutiform™,  there are a number of  early-stage  projects  under active  consideration.  Following a planning  meeting  scheduled for  September,  the Company expects to be in a position to outline its strategic plans in more detail.

For further information please contact:
SkyePharma PLC                                                                +44 207 491 1777
Frank Condella, Chief Executive Officer
Peter Laing, Director of Corporate Communications                              44 207 491 5124
Sandra Haughton, US Investor Relations                                         +1 212 753 5780

Buchanan Communications                                                       +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

About SkyePharma
SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug formulations.  There are now twelve approved products incorporating  SkyePharma's  technologies in the areas of oral,  injectable,  inhaled and topical  delivery,  supported by advanced  solubilisation  capabilities.  For more  information,  visit
www.skyepharma.com.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities  Litigation Act of 1995. Although SkyePharma believes that the expectations  reflected in these forward-looking statements are reasonable,  it can give no assurance that these expectations will materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary  significantly  from those  expressed or implied by the  forward-looking  statements based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC. Factors that could cause differences  between actual results and those implied by the forward-looking  statements  contained in this news release include, without limitation,  risks related to the development of new products,  risks related to obtaining and maintaining  regulatory approval for existing,  new or expanded indications of existing and new products,  risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's  and its marketing  partners'  ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims, risks related to the ownership and use of intellectual  property, and risks  related  to  SkyePharma's  ability  to manage  growth.  SkyePharma  undertakes  no  obligation  to  revise  or  update  any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   August 11, 2006